SECOND AMENDMENT
                                   TO
                        STOCK PURCHASE AGREEMENT

     SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT, dated as of July 23, 1998, by and between STANDARD MANAGEMENT CORPORATION, an Indiana corporation (the "Buyer") and MC EQUITIES, INC., a Delaware corporation (the "Seller").

                                RECITALS

     WHEREAS, Seller is the beneficial owner of 1,000 shares of the issued and outstanding shares of the 11,765 authorized capital and common stock ("Common Stock"), $1.00 par value per share (the "Shares") of Midwestern National Life Insurance Company of Ohio, an Ohio corporation (the "Company'); and

     WHEREAS, Seller has agreed to sell, and Buyer has agreed to purchase, all of the Shares of the Company and executed a Stock Purchase Agreement dated as of June 4, 1998 (the "Agreement") and the First Amendment thereto dated July 1, 1998; and

     WHEREAS, Buyer and Seller have agreed to adjust the purchase price to be paid for the Shares; and

     WHEREAS, Seller and Buyer have determined that, as part of the consideration for the transactions contemplated by the Agreement, Buyer will share up to fifty percent (50%) of the loss, if any, on a certain deposit in escrow in the sum of $500,000 regarding Consolidare Enterprises, Inc.;

     NOW THEREFORE, pursuant to SECTION 12.8 of the Agreement and in consideration of the mutual representations, warranties and covenants made herein and of the mutual benefits to be derived herefrom, the parties hereto agree to amend the Agreement as follows:

     1. PURCHASE PRICE. SECTION 2.2 of the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          (a) Subject to adjustment pursuant to SECTION 2.3 hereof, the purchase price (the "Purchase Price") for the Shares payable at Closing shall be equal to $15,011,000, of which $2,886,000 is payable by wire transfer in immediately available funds to such bank and account as the Seller may specify by written notice received by the Purchaser at least two (2) Business Days prior to the Closing Date. The balance of the Purchase Price is payable at Closing as follows (i) Assumption of certain debt due Fleet National Bank in the sum of $6,000,000 from the Seller (the "Fleet Loan") upon restructured terms and conditions satisfactory to Purchaser in it sole discretion; and (ii) The issuance of $6,125,000 in value of shares of Standard Management Corporation's restricted common stock ("SMC Common Stock") for the ten (10) consecutive trading days ending on the fifth Business Day prior to the Closing Date; (b) Not later than two (2) Business Days prior to the Closing Date, the Seller shall cause the Company to prepare and deliver to the Buyer a statutory balance sheet of the Company as of the last day of the most recent calendar month prior to the Closing for which such a balance sheet is available (the "Closing Balance Sheet"), together with a list of the investment securities to be held by the Company at the Closing and the respective Fair Market Value and statutory carrying value of each such investment security as of the date which is three (3) Business Days prior to the Closing Date (the "Closing Asset Statement"). The foregoing documents shall be accompanied by a certificate of the Company, executed by its chief financial officer, to the effect that (i) the Closing Balance Sheet has been prepared in accordance with the books and records of the Company and SAP, and fairly presents the financial position of the Company as of the date thereof, and (ii) the Closing Asset Statement has been prepared in accordance with the books and records of the Company and this Agreement.

     2. CONDUCT OF BUSINESS. SECTION 5.4(D) of the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          (d) The Company will: (i) cause all reserves and other similar amounts with respect to insurance and annuity Contracts established or reflected in the Company's Books and Records to be (A) established and reflected on a basis consistent with those reserves and other similar amounts and reserving methods followed by the Company at December 31, 1997, and (B) good, sufficient and adequate (under generally accepted actuarial principles consistently applied) to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, losses, claims, expenses, and other Liabilities of the Company under all insurance and annuity Contracts pursuant to which the Company has or will have any Liability (including, without limitation, any Liability arising under or as a result of any reinsurance, coinsurance, or other similar Contract); and (ii) continue to own assets that qualify as legal reserve assets under all applicable insurance Laws in an amount at least equal to the required reserves of the Company and other similar amounts.

     3.   QUARTERLY  REPORT  AND  TAX  RETURN.   SECTION  5.20  shall  be
inserted into the Agreement as follows:

     Seller shall cause the Company to:

          (a) File its statutory quarterly report for the second quarter of 1998 no later than August 4, 1998; and

          (b) Use its best efforts to provide Buyer with the Company's fully completed and final federal tax return for the year ending December 31, 1997 by August 4, 1998.

     4. REGULATORY APPROVALS. SECTION 6.1 of the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          The Buyer will (a) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and use all commercially reasonable efforts to obtain, as promptly as practicable, all approvals, authorizations, and clearances of governmental and regulatory authorities required of the Buyer to consummate the transactions contemplated hereby, including without limitation all filings required under Hart-Scott and any required approvals of the insurance regulatory authorities in the States of Ohio and Indiana, including the filing by the Buyer of a Form A with such regulatory authorities within twenty (20) Business Days after the effective date of this Agreement; (b) provide such other information and communications to such governmental and regulatory authorities as the Seller or such authorities may reasonably request; (c) cooperate with the Seller in obtaining, as promptly as practicable, all approvals, authorizations, and clearances of governmental or regulatory authorities required of the Seller to consummate the transactions contemplated hereby; and (d) use its best efforts to schedule a meeting with the insurance regulatory authority of the State of Ohio during the week of July 27, 1998 wherein representatives of Buyer and Seller will use their best efforts to expedite the approval of the Form A filed with such authority.

     5.   SHARING  OF  LOSS.   SECTION  6.4 shall be  inserted  into  the
Agreement as follows:

          For a period of ninety (90) days from the Closing Date, Buyer will share up to fifty percent (50%) of the loss, if any, on a certain deposit in escrow in the sum of $500,000 regarding Consolidare Enterprises, Inc.

     6. ASSIGNMENT OF MARKETING AGREEMENT BETWEEN SELLER AND LEAD AMERICA. SECTION 7.15 of the Agreement shall be deleted in its entirety.

     7.   TERMINATION.   SECTION 11.1(E) shall be deleted in its entirety
and the following shall be inserted therefor:

     (e) at any time after September 15, 1998, by the Seller or the Buyer, if the transactions contemplated by this Agreement have not been consummated on or before such date and such failure to consummate is not caused by a breach of this Agreement (or any representation, warranty, covenant, or agreement included herein) by the party electing to terminate pursuant to this clause (e).

     8. REPURCHASE OF SMC COMMON STOCK. SECTION 12.17 shall be deleted in its entirety.

     9. DEFINITIONS OF TERMS. The definition of "Closing Date" in EXHIBIT A to the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          "Closing Date" shall mean the earlier of (a) the fifth Business Day next following the date upon which the last of the orders or approvals described in SECTIONS 5.1, 5.2, 6.1, and 6.2 has been obtained, including without limitation the approvals under all applicable insurance holding company Laws, (b) September 15, 1998, or (c) such other date as the Buyer and Seller may mutually agree upon in writing.

     10. FORMULA FOR DETERMINING ADJUSTED CAPITAL AND SURPLUS OF COMPANY AS OF THE CLOSING DATE PURSUANT TO SECTION 2.3(B). EXHIBIT B to the Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          In accordance with SECTION 5.4, the Adjusted Capital and Surplus of the Company on the Closing Date shall be determined as follows (the "Formula"):

          1. SAP Capital and Surplus as of the month end prior to the Closing Date.

          2. Notwithstanding the provisions of SECTION 1 of this EXHIBIT B, any adjustments to the statutory surplus which result from the writing down of a certain convertible debenture in the amount of $2,250,000 dated March 11, 1998 of Lead America, LLC held by the Company shall be added back for purposes of calculating Adjusted Capital and Surplus of the Company on the Closing Date.

     11.  BUYER'S  COUNSEL  OPINION.   SECTION  4  of  EXHIBIT  G  to the
Agreement shall be deleted in its entirety and the following shall be inserted therefor:

          4. Any consent, approval, order or authorization of, or any waiting period imposed by any regulatory authority under federal or state law, including the laws of the State of Ohio and the State of Indiana, which require the Buyer (and, with respect to an Option to Purchase Convertible Debenture dated as of the Closing Date granted by the Company to the Seller [the "Lead Option"], the Company) to obtain any consent, approval or action of, or make any filing with or give any notice to, any Person except those which the failure to obtain, make, or give individually or in the aggregate with any other such failures has or may be expected to have no material adverse effect on the validity or enforceability of the Agreement against the Buyer or on the ability of the Buyer (and, with respect to the Lead Option, the Company) to perform its obligations thereunder in connection with the execution and delivery of the Agreement and the Lead Option and the performance by the Buyer (and with respect to the Lead Option, the Company) of its obligations thereunder, including without limitation the transfer of the Lead Debenture (as defined in the Lead Option) to the Seller upon exercise of the Lead Option pursuant to the terms and provisions of the Lead Option, has been obtained or, in the case of any such waiting period, has expired.

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     IN  WITNESS  THEREOF,   this  SECOND  AMENDMENT  TO  STOCK  PURCHASE
AGREEMENT has been duly executed and delivered by the parties hereto, effective as of the date first written above.

                         MC EQUITIES, INC.


                         By:   /s/ Richard C. Hoffman
                         Name:     Richard C. Hoffman
                         Title:    Secretary and General Counsel


                         STANDARD MANAGEMENT CORPORATION


                         By:   /s/ Ronald D. Hunter
                         Name:     Ronald D. Hunter
                         Title:    Chairman, President and CEO










































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